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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM N-8F/A


I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [ ]      MERGER

         [X]      LIQUIDATION

         [ ]      ABANDONMENT OF REGISTRATION
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]      Election of status as a BUSINESS DEVELOPMENT COMPANY
                  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund: SSgA International Liquidity Fund

3.       Securities and Exchange Commission File No.: 811-07775

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?


         [ ]      Initial Application           [X]      Amendment


5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                                3435 Stelzer Road
                             Columbus, OH 43219-3035

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                              Jackson B.R. Galloway
                           Goodwin, Procter & Hoar LLP
                           53 State Street, 24th Floor
                                Boston, MA 02109
                                  617-570-1000

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a- 1, 31a-2]:

                            BISYS Fund Services, Inc.
                                3435 Stelzer Road
                             Columbus, OH 43219-3035
                                 (614) 470-8000

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         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 3la-l and 3la-2 for the periods specified in those rules.

8.       Classification of fund (check only one):

         [X]      Management company;

         [ ]      Unit investment trust; or

         [ ]      Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [X]      Open-end                  [ ]      Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                                    Delaware

11. Provide the name and address of each investment adviser of the fund (including sub- advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                  From its inception on March 26, 1997 through December 3, 1999, the fund was a feeder fund in a master/feeder structure. The following are the investment advisers and sub-advisers for International Currency Fund, the fund's master fund during this period:

                Rothschild International Asset Management Limited
                                Five Arrows House
                               St. Swithin's Lane
                              London EC4N 8NR, U.K.
            Investment Adviser - Inception through September 22, 1998
           Sub-Adviser - September 22, 1998 through November 30, 1998

                       State Street Bank and Trust Company
                               225 Franklin Street
                                Boston, MA 02110
                  Investment Adviser - Since September 22, 1998

               State Street Global Advisors United Kingdom Limited
                                 1 Canada Square
                                  Canary Wharf
                              London E14 5AF, U.K.
                      Sub-Adviser - Since November 30, 1998

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                  On December 3, 1999, the master/feeder structure was
                  dismantled. Because the fund's assets consisted of only "seed" investments by an affiliated person of the fund and the fund was closed to new investment in anticipation of winding up its affairs, the fund did not engage a successor investment adviser on December 3, 1999.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                       Five Arrows Fund Distributors, Inc.
                                3435 Stelzer Road
                               Columbus, OH 43219
                    March 26, 1997 through September 22, 1998

                         Russell Fund Distributors, Inc.
                             One International Place
                                Boston, MA 02110
                   September 22, 1998 through December 1, 1998

                     BISYS Fund Services Limited Partnership
                                3435 Stelzer Road
                               Columbus, OH 43219
                             Since December 1, 1998

13.      If the fund is a unit investment trust ("UIT") provide:

         a.       Depositor's name(s) and address(es):

         b.       Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?


         [ ] Yes                    [X] No


         If Yes, for each UIT state:
                  Name(s):

                  File No.: 811-_______

                  Business Address:

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15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?


                  [X] Yes                   [ ] No

                  If Yes, state the date on which the board vote took place:


                                December 14, 1999

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X] Yes                   [ ] No

                  If Yes, state the date on which the Shareholders vote took place:

                                December 14, 1999

                  If No, explain:


II.      DISTRIBUTIONS TO SHAREHOLDERS


16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                  [X] Yes                   [ ] No

         a. If Yes, list the date(s) on which the fund made those distributions: December 28, 1999

         b.       Were the distributions made on the basis of net assets?

                  [X] Yes                   [ ] No

         c.       Were the distributions made pro rata based on share ownership?

                  [X] Yes                   [ ] No


         d. If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

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         e.       Liquidations only:
                  Were any distributions to shareholders made in kind?

                  [ ] Yes                   [X] No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:
         Has the fund issued senior securities?

                  [ ] Yes                   [ ] No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.      Has the fund distributed ALL of its assets to the fund's shareholders?

                  [X] Yes                   [ ] No

         *As of the date of this application, all shareholders have redeemed their fund shares.

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                  [ ] Yes                   [X] No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

                  [ ] Yes                   [X] No

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         If Yes,

         a. Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         b.       Why has the fund retained the remaining assets?

         c.       Will the remaining assets be invested in securities?

                  [ ] Yes                   [ ] No

21. Does the fund have any outstanding debts (other than face amount certificates if the fund is a face amount certificate company) or any other liabilities?

                  [ ] Yes                   [X] No

         *Any amounts otherwise payable by the fund will be paid by State Street Bank and Trust Company.

         If Yes,

         a.       Describe the type and amount of each debt or other liability:

         b. How does the fund intend to pay these outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      a.       List the expenses incurred in connection with the Merger or
                  Liquidation:

                  i.       Legal expenses: see answer to sub-item c. below

                  ii.      Accounting expenses:  see answer to sub-item c. below

                  iii. Other expenses (list and identify separately): see answer to sub-item c. below

                  iv. Total expenses (sum of lines (i)-(iii) above): see answer to sub-item c. below

         b.       How were those expenses allocated?

                  See answer to sub-item c. below.

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         c.       Who paid those expenses?

                  Because all shareholders redeemed their Fund shares, the fund has incurred no extraordinary expenses in connection with the Liquidation. State Street Bank and Trust Company is paying all expenses associated with the deregistration and winding up of the fund's affairs.

         d.       How did the fund pay for unamortized expenses (if any)?

                  See answer to sub-item c. above.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                  [ ] Yes                   [X] No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

                  [ ] Yes                   [X] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  [ ] Yes                   [X] No

         If Yes, describe the nature and extent of those activities:

VI.      MERGERS ONLY

26.      a.       State the name of the fund surviving the Merger:

         b. State the Investment Company Act file number of the fund surviving the Merger: 811-______________

         c. _______ If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         d. If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of SSgA International Liquidity Fund,
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                         (Name of Fund)

(ii) he or she is the Vice President, Secretary and attorney-in-fact of
                      ----------------------------------------------
                                            (Title)
SSgA International Liquidity Fund, and
---------------------------------
         (Name of Fund)

(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                         (Signature)


                                          Charles L. Booth
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